Algonquin Power & Utilities Corp. Announces Date for Second Quarter 2023 Financial Results and Conference Call

OAKVILLE, Ontario – July 25, 2023 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”) today announced plans to release its second quarter 2023 financial results on Thursday, August 10, 2023, before market open. AQN will hold an earnings conference call at 8:30 a.m. eastern time on Thursday, August 10, 2023, hosted by President and Chief Executive Officer, Arun Banskota, and Chief Financial Officer, Darren Myers.
Conference call details are as follows:

Date:	Thursday, August 10, 2023
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (646) 307-1963
	Conference ID	2060573
Webcast:	https://edge.media-server.com/mmc/p/8edd52rm
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities, together with its pipeline of renewable energy development projects. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500